UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Ltd. (the “Company”) on June 7, 2021 announcing the results of the special general meeting of the shareholders of the Company held on June 4, 2021 is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release Dated June 7, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2021

GASLOG LTD.,

	by	/s/ Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer